United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 12b-25

Notification of Late Filing

(Check one) :

__ Form 10-K  __ Form 20-F  __Form 11-K  __Form 10-Q  X Form N-SAR

For the Period Ended:    09/30/2000

Part I - Registrant Information

Full Name of Registrant
Liberty-Stein Roe Funds Investment Trust

Former Name if Applicable

Address of Principal Executive Office (Street & Number)

One Financial Center
Boston, MA 02111

Part II - Rules 12-b-25 (b)and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed.

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject anual report, semi-annual report, transition report on Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant requests additional time to file form NSAR so that it can complie the necessary informationto file a complete and accurate document.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

     Gail Knudsen, Assistant Controller

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months been filed?

     Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     No

(Name of Registrant as Specified in Charter) Liberty-Stein Roe Funds
                                             Investment Trust

has caused this notification to be signed on its behalf by the undersigned hereunti duly authorized.